United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

Orphazyme A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

687305102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 687305102	Schedule 13G	Page 1 of 7

1	Names of Reporting Persons LSP V Coöperatieve U.A.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 279,157
	6	Shared Voting Power 2,431,672
	7	Sole Dispositive Power 279,157
	8	Shared Dispositive Power 2,431,672

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,710,829
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.8%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 687305102	Schedule 13G	Page 2 of 7

1	Names of Reporting Persons Orpha Pooling B.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,431,672
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,431,672

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,431,672
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 7.0%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 687305102	Schedule 13G	Page 3 of 7

ITEM 1.	(a) Name of Issuer:

Orphazyme A/S (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

Ole Maaløes Vej 3, DK-2200 Copenhagen N, Denmark.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

LSP V Coöperatieve U.A.

Orpha Pooling B.V.

(b)	Address or Principal Business Office:

The principal business address of each of the Reporting Persons is c/o LSP, Johannes Vermeerplein 9, 1071 DV Amsterdam, the Netherlands.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Netherlands.

(d)	Title of Class of Securities:

Ordinary shares with a nominal value of DKK 1 per share (“Ordinary Shares”).

(e)	CUSIP Number:

687305102

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2020, based upon 34,697,703 Ordinary Shares outstanding as of October 1, 2020.

CUSIP No. 687305102	Schedule 13G	Page 4 of 7

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
LSP V Coöperatieve U.A.	2,710,829	7.8%	279,157	2,431,672	279,157	2,431,672
Orpha Pooling B.V.	2,431,672	7.0%	0	2,431,672	0	2,431,672

LSP V Coöperatieve U.A. is the record holder of 279,157 Ordinary Shares and Orpha Pooling B.V. is the record holder of 2,431,672 Ordinary Shares.

LSP V Coöperatieve U.A. is the controlling shareholder of Orpha Pooling B.V. As a result, LSP V Coöperatieve U.A. may be deemed to share beneficial ownership of the securities held by Orpha Pooling B.V.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 687305102	Schedule 13G	Page 5 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 8, 2021

LSP V Coöperatieve U.A.

By:	/s/ Martijn Kleijwegt

Name:	LSP V Management B.V.

Title:	Managing Director

Name:	Martijn Kleijwegt

Title:	Managing Director

By:	/s/ René Kuijten

Name:	LSP V Management B.V.

Title:	Managing Director

Name:	René Kuijten

Title:	Managing Director

Orpha Pooling B.V.

By:	/s/ Martijn Kleijwegt

Name:	LSP V Management B.V.

Title:	Managing Director

Name:	Martijn Kleijwegt

Title:	Managing Director

By:	/s/ René Kuijten

Name:	LSP V Management B.V.

Title:	Managing Director

Name:	René Kuijten

Title:	Managing Director

CUSIP No. 687305102	Schedule 13G	Page 6 of 7

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.